UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: June 27, 2014

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

L-3 Communications Holdings, Inc. L-3 Communications Corporation

Full Name of Registrant

N/A

Former Name if Applicable

600 Third Avenue

Address of Principal Executive Office (Street and Number)

New York, NY 10016

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a).	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b).

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filled on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c).	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrants are in the process of preparing their financial statements as of and for the three and six months ended June 27, 2014. As previously disclosed, the Registrants are conducting an internal review related to misconduct and accounting errors at the Registrants’ Aerospace Systems segment. This internal review is ongoing at the present time, including with respect to material weaknesses in internal controls over financial reporting identified as part of the internal review and the related remedial actions taken to date, including the termination of certain employees. The Registrants currently expect to incur an aggregate pre-tax charge of $87 million against operating income and a related reduction in net sales of approximately $50 million, through June 27, 2014. The preliminary adjustments, which are subject to change pending completion of the internal review, primarily relate to contract cost overruns that were inappropriately deferred and overstatements of net sales, in each case with respect to a fixed-price maintenance and logistics support contract. The period of performance on this contract began December 1, 2010, and is scheduled to end on January 31, 2015. While the Registrants are working expeditiously to complete the internal review of the Aerospace Systems segment, they do not anticipate filing their quarterly report for the three and six months ended June 27, 2014 by August 11, 2014, which is the deadline for the extended filing period pursuant to Rule 12b-25.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Ralph G. D’Ambrosio	212	697 -1111
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As noted above in Part III, the Registrants are currently conducting an internal review related to misconduct and accounting errors at the Registrants’ Aerospace Systems segment. As a result of the preliminary accounting adjustments also discussed in Part III above, the Registrants currently expect to incur an aggregate pre-tax charge of $87 million against operating income and a related reduction in net sales of approximately $50 million, of which approximately $64 million of the pre-tax charges and $32 million of the related reduction to net sales relate to a fixed-price maintenance and logistics support contract. Of the aggregate preliminary adjustments, the Registrants have determined that (1) a charge of approximately $11 million relates to the six months ended June 28, 2013 with a reduction in net sales of approximately $1 million, of which approximately $5 million and $1 million, respectively, relate to the three months ended June 28, 2013, and (2) a charge of approximately $37 million relates to the six months ended June 27, 2014 with a reduction in net sales of approximately $24 million, of which approximately $33 million and $22 million, respectively, relate to the three months ended June 27, 2014. As noted above in Part III, the internal review is ongoing at the present time. Accordingly, the amounts of the preliminary adjustments and the periods in which they will be taken are subject to change.

Note: This Form 12b-25 contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are based on management’s current intent, belief, expectations, estimates and projections. These statements are not guarantees of future performance and involve risks, uncertainties, assumptions and other factors that are difficult to predict. Actual results may vary materially from what is expressed in or indicated by the forward-looking statements.

L-3 Communications Holdings, Inc.

L-3 Communications Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 7, 2014

L-3 COMMUNICATIONS HOLDINGS, INC.
L-3 COMMUNICATIONS CORPORATION

	By:	/s/ Ralph G. D’Ambrosio
	Title:	Senior Vice President and Chief Financial Officer
(Principal Financial Officer)